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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NEWS RELEASE	1 November 2002

VANTICO GROUP SA
("Vantico" or the "Company")

Discussions with senior lenders

Vantico announces that it is continuing constructive discussions with its senior lenders. These discussions will include the covenants under the Company's senior credit facility.

Helmut Strametz, Chief Executive of Vantico, said:

"The continued support of our senior lenders is encouraging as Vantico and its equity sponsor continue their review of the strategic alternatives available in relation to the Company's capital structure. Customers and suppliers are not impacted by these discussions and should ultimately benefit from a stronger Vantico."

FOR FURTHER INFORMATION

Justin Court	Peter Marshall
Chief Financial Officer	Close Brothers Corporate Finance Limited
Tel: +44 207 8814 7940	Tel: +44 207 655 3100

NOTES TO EDITORS

Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba Specialty Chemicals, backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing materials and application solutions in the field of innovative coatings, structural composites, electrical insulation materials, adhesives, tooling materials and electronics chemicals for numerous industries.

Vantico employs approximately 2,750 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives & Tooling and Optronics.

END

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
NOVEMBER 1, 2002	By:	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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VANTICO GROUP SA ("Vantico" or the "Company")
Discussions with senior lenders
NOTES TO EDITORS
SIGNATURE